-----------------------------------------------------------------
          =================================================================

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                   SCHEDULE 14D-9/A
                                   (Amendment No.1)

                        Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(9) of the
                           Securities Exchange Act of 1934

                          Dr Pepper/Seven-Up Companies, Inc.
                              (Name of Subject Company)

                          Dr Pepper/Seven-Up Companies, Inc.
                          (Name of Person Filing Statement)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                     256131 30 1
                        (CUSIP Number of Class of Securities)

                                   Nelson A. Bangs
                               Vice President, General
                                 Counsel & Secretary
                          Dr Pepper/Seven-Up Companies, Inc.
                                8144 Walnut Hill Lane
                              Dallas, Texas  75231-4372
                                    (214) 360-7000

                    (Name, address and telephone number of person
                   authorized to receive notice and communications
                      on behalf of the person filing statement)

                                       Copy to:

                                   Andrew M. Baker
                                Baker & Botts, L.L.P.
                                   2001 Ross Avenue
                                 Dallas, Texas  75201
                                    (214) 953-6735


          -----------------------------------------------------------------
          =================================================================

          This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated February 1, 1995 (the "Schedule 14D-9"), relating to the offer by DP/SU Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Cadbury Schweppes plc, an English company (the "Parent"), to purchase all of the Company's issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (the "Shares") of Dr Pepper/Seven-Up Companies, Inc. (the "Company") at a price of $33.00 per Share, net to the seller in cash. Terms used herein without definition shall have the meanings ascribed to such terms in the aforementioned
          Schedule 14D-9.

          Item 8.  Additional Information to be Furnished.

                    Item 8 is hereby amended and supplemented to add the following:

                    Litigation. On January 25, 1995, David Rosenberg, F. Richard Manson and Phyllis E. Burt filed separate suits against the Company and its directors, John R. Albers, W.W. Clements, Thomas O. Hicks, William E. Winter, Malcolm Candlish, Richard G. Merrill and Ira M. Rosenstein, in the Delaware Court of Chancery. All three plaintiffs filed on behalf of themselves and all other holders of the Company common stock (except persons or entities related to or affiliated with any defendant). Each complaint alleges that the Company and its directors breached their fiduciary duties in connection with negotiations involving the possible takeover of the Company by Parent. Manson and Rosenberg specifically complain about the Company's adoption of the Rights Agreement. Rosenberg demands a judgment ordering the defendants to carry out their fiduciary duties by: (1) undertaking an appropriate evaluation of alternatives designed to maximize the value of the Company's stock; (2) ensuring that no conflicts of interest exist between the defendants' own interests and their fiduciary obligation to the stockholders or, if such conflicts exist, to ensure that all of the conflicts would be resolved in the best interests of the Company's stockholders; and (3) appointing a disinterested committee so that the interests of the Company's stockholders would be protected. Rosenberg also seeks compensatory damages, an accounting of any profits or special benefits obtained by the defendants as a result of their conduct, and costs and fees. Manson and Burt request injunctive relief against any action by defendants which might have the effect of diminishing shareholder value, compensatory damages, and costs and attorneys fees. The Company believes the foregoing lawsuits are without merit and intends to defend such lawsuits vigorously.

                    On February 7, 1995, the Vice Chancellor for the Delaware Court of Chancery ordered that the Brem, Pearman, Balan, Shaev, Tuchman, Rosenberg, Burt & Manson suits be consolidated for all purposes and that Frank Pierce be added as a party plaintiff to such consolidated action. The Vice Chancellor also set for hearing on February 27, 1995 the plaintiffs' request for a preliminary injunction.

                    On February 10, 1995, the same stockholders served a Consolidated and Amended Class Action Complaint in the action styled In Re: Dr Pepper/Seven-Up Companies, Inc. Shareholder Litigation,
          ------------------------------------------------------------------
          Civil Action No. 13109. The Complaint alleges that the individual defendants, who comprise the Board of Directors of the Company, have violated their fiduciary duties to the plaintiffs and the purported class by (i) failing to insure the maximization of shareholder value in the sale of control of the Company, (ii) improperly implementing defensive measures that will thwart or impede the maximization of shareholder value, (iii) failing to disclose all material facts to the Company's stockholders, (iv) establishing a Special Committee lacking independence, and (v) contracting with investment bankers to pay them a fee primarily contingent upon successful completion of the Offer. Additionally, the Complaint alleges that Parent aided and abetted the alleged breaches of fiduciary duty. The Complaint asks for injunctive relief preventing the defendants from proceeding with the proposed acquisition of the Company by Parent or from taking any action that would impede a full and fair auction and open bidding process. In addition, the plaintiffs seek an order requiring the individual defendants to fulfill their fiduciary duties to maximize shareholder value by exploring third party interests and accepting the highest offer obtainable, insuring that any conflicts of interest which may exist are resolved in the best interest of the stockholders, and acting independently by, among other things, appointing a disinterested committee to review all bona fide offers. The plaintiffs also seek a declaration that the Merger Agreement and the Stockholders Agreement are null and void, and an award of compensatory
          damages, costs and fees.   The Company has advised Parent and
          Purchaser that it believes that this purported class action lawsuit is without merit and that it intends to defend against the lawsuit vigorously.

                    Rights Agreement Amendment. Immediately prior to the execution of the Merger Agreement, the Company amended the Rights Agreement (the "Amendment"). A description of the Amendment is contained under the caption "Merger Agreement -- Representations and Warranties" in the Schedule 14D-9.

          Item 9.  Material to be Filed as Exhibits.

          Exhibit
          Number                        Description
          ------                        -----------

            12 Stockholder Rights Agreement, dated September 1, 1993, by and between Dr Pepper/Seven-Up Companies, Inc. and Bank One, Texas, N.A., Rights Agent.

            13 First Amendment to Stockholder Rights Agreement dated as of January 25, 1995.

                                      SIGNATURE

                    After  reasonable  inquiry  and  to   the  best  of  my
          knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          February 13, 1995
                                   DR PEPPER/SEVEN-UP COMPANIES, INC.


                                        /S/ NELSON A. BANGS
                                   By:  ________________________________
                                        Nelson A. Bangs
                                        Vice President, General Counsel
                                           and Secretary